228 Santa Monica Boulevard	310.434.5400
Suite 300	Fenwick.com
Santa Monica, CA 90401

Ran D. Ben- Tzur
rbentzur@fenwick.com | 650.335.7613

August 2, 2021

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Amanda Kim, Staff Accountant
Stephen Krikorian, Accounting Branch Chief
Edwin Kim, Staff Attorney
Larry Spirgel, Office Chief
Re:    UserTesting, Inc.
Draft Registration Statement on Form S-1
Submitted June 14, 2021
CIK No. 0001557127
Ladies and Gentlemen:
We are submitting this letter on behalf of UserTesting, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 14, 2021 (the “Letter”), regarding the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001557127) confidentially submitted by the Company to the Commission on June 14, 2021 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 2 (“Draft No. 2”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter, and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 2 to update certain other disclosures. Capital terms used and not defined herein have the same meanings as specified in the Draft Registration Statement.

Securities and Exchange Commission
August 2, 2021

Draft Registration Statement on Form S-1
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 64
1.You disclose that your business and future success depends in part on your ability to acquire new customers and to expand within existing customers. Please tell us what consideration was given in disclosing the number of new and existing customers for the periods presented. Refer you to Section III.B of SEC Release No. 33-8350.
The Company advises the Staff that it does not believe that the number of new customers versus existing customers in a particular period is helpful to investors in understanding the Company’s financial condition, changes in financial condition and results of operations.  Such a metric is not correlated to the Company’s financial condition or results in any particular period for a number of reasons, including that many of the Company’s new customers start with small engagements and, as they realize the benefits of the Company’s platform, expand their use across the organization over time.  As a result, the Company advises the Staff that it does not evaluate its business based on the absolute number of new versus existing customers within a particular period and, accordingly, has not disclosed the number of new versus existing customers for the periods presented in the Draft Registration Statement.  Instead, the Company evaluates its business based on its ability to expand the number of customers with at least $100,000 of annual recurring revenue, which demonstrates the Company’s ability to scale its number of enterprise customers and the number of users and teams across those organizations. In addition, the Company uses net dollar-based retention to evaluate its ability to retain and expand revenue from existing customers. Finally, the Company notes its current discussion of the percentage of revenue contributed by existing customers on page 72 of Draft No. 2, and additionally advises the Staff that it intends to disclose its total number of customers in a subsequent amendment to the Draft Registration Statement.

Results of Operations, page 69
2.You disclose that the subscription revenue increase was substantially due to growth with existing customers, which accounted for approximately 66% of the increase. Please clarify whether this increase is attributed to the existing customers increasing the capacity used and adding new services, or whether it is due to the growth in the number of existing customers. Refer to Section III.B of SEC Release No. 33-8350.
In response to the Staff’s comment, the Company has revised its disclosure on page 72 of Draft No. 2.
3.You disclose that increase in subscription cost of revenue was primarily driven by an increase in platform (hosting) costs, in addition to investment in personnel-related customer education and support costs (primarily personnel-related). Please quantify

Securities and Exchange Commission
August 2, 2021

the material factors that resulted in this change. Refer to Section III.B of SEC Release No. 33-8350.
In response to the Staff’s comment, the Company has revised its disclosure on page 73 of Draft No. 2.
4.Throughout your results of operations, you attribute the significant changes in various operating expenses to increases in headcount. Your disclosures also indicate you expect to continue to invest in additional headcount as you expand your operations. Please tell us what consideration you gave in quantifying the comparative headcount information to explain the fluctuations in personnel. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.
In response to the Staff’s comment, the Company has revised its disclosure on pages 73 and 74 of Draft No. 2 to quantify the comparative headcount information to provide context for the increase in operating expenses.
Critical Accounting Policies and Estimates
Revenue Recognition
Subscription Revenue, page 76
5.Please clarify why you describe the recognition of incremental capacity as a series of distinct software-based services while the subscription revenue is described as a stand- ready performance obligation. Also indicate whether the incremental capacity pricing creates a material right. Refer to ASC 606-10-55-41 through 45.
The Company advises the Staff that the Company views the purchase of incremental capacity as a stand-ready performance obligation which is a series of distinct software-based services, consistent with the underlying subscription. The Company views its performance obligation as a series of distinct services as the underlying subscription service is made available to the customer on a continuous basis over the contracted period of time, and that are substantially the same and have the same pattern of transfer to the customer, in accordance with ASC 606-10-25-14(b). The Company has concluded that each distinct service is satisfied over time in accordance with ASC 606-10-25-27(a), specifically, given that the nature of its promise is not the actual delivery of a specified quantity of service but is rather providing a single service over a period of time. The Company has accordingly revised its disclosure on pages 78, 79 and F-11 of Draft No. 2.
The Company also advises the Staff that the incremental capacity does not create a material right as it is not sold at a discount from standalone selling price.
Stock-Based Compensation, page 79
6.When your preliminary IPO price is known, please provide us with a breakdown of all equity awards granted from January 1, 2021 and through the preliminary pricing of

Securities and Exchange Commission
August 2, 2021

your IPO. This breakdown should list grants in chronological order including the fair value of the underlying common stock used to value such awards as determined by your board of directors. Please reconcile and explain the differences between the fair values of the underlying equity interest determined on each grant date, including the difference between the most recent grant date fair value and the midpoint of your offering range. In addition, your disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.
The Company acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.
Business
The UserTesting Human Insight Platform, page 87
7.Regarding the CxNs that you provide, please provide more context as to how many are typically provided for each use case for customers. It is unclear whether users will evaluate a small number of videos, similar to a focus group study, or if thousands of videos are provide for each use or evaluation.
In response the Staff’s comment, the Company has revised its disclosure on page 90 of Draft No. 2.
8.Beyond the video, smart tags, and transcripts of the videos, please clarify the types of data or analytics that your platform provides to customers’ users to evaluate the CxNs.
In response to the Staff’s comment, the Company has revised its disclosure on page 98 of Draft No. 2.
9.Please provide more detail of UserTest Contributor Network, including the size and demographical information of the contributors. Please clarify:
•whether they are primarily based in the United States;
•how you compensate and recruit them; and
•how active they are.
In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Draft No. 2 to provide more detail on how it compensates and recruits its contributors. With respect to the location of the contributors and how active they are, the Company advises the Staff that it does not regularly analyze demographic data or activity level of its Contributor Network.  The Company advises the Staff that the Company has a significant oversupply of contributors applying to join the Contributor Network relative to the number of CxNs requested by its customers and that the Company focuses on ensuring that its Contributor Network is comprised of high-quality contributors, as determined based on the ratings of contributors by the

Securities and Exchange Commission
August 2, 2021

Company’s customers, the speed with which its contributors respond to test opportunities and the speed at which tests are returned.
10.With respect to your emerging uses, HR, Customer Support, IT, Training, and Operations, please clarify whether your platform is used for these functions and if you generate material amounts of reviews for these uses.
In response to the Staff’s comment, the Company has revised its disclosure on page 92 of Draft No. 2. The Company further advises the Staff that while it does not track revenue by use case, as customers’ use of these emerging use cases has been limited to date, the Company has not generated material amounts of revenue from any such use cases.
Our Customers, page 99
11.We note that none of your clients generate more than 10% of your revenue for fiscal year 2020. Please provide a more detailed description of your customer base, such as whether there are any concentrations in the types of customers, such as by size, industry or location. Further, please clarify if you primarily derive revenues from customers that access your platform through your cloud-based system or through integrations with customer enterprise systems.
In response to the Staff’s comment, the Company has revised its disclosure on page 102 of Draft No. 2. While the Company does not track its revenue by industry, it believes that its revenue is currently primarily comprised of customers in technology, financial services and retail, with the remainder comprised of customers in other industries. Other than the above, the Company does not have any concentrations in types of customers, such as by size or location. Further, the Company’s customers access its cloud-based platform to run their tests directly; there is no integration with customer enterprise systems.
Sales and Marketing, page 101
12.We note the significance of your sales and marketing expenses as a percentage of revenue. Please clarify if your plan to engage channel partners is meant to reduce the relative cost of sales and marketing per customer and/or focus on smaller or mid-market customers.
The Company advises the Staff that its strategy of establishing a network of channel partnerships is intended to expand its ability to reach a larger number of customers and grow its network of contributors, not necessarily to reduce the Company’s sales and marketing expenses. While the Company benefits from customers engaged by channel partners joining the platform without requiring direct selling efforts and related expenses, the Company advises the Staff that it expects to pay fees to such channel partners and the Company has not assessed whether such fees would be significantly less than its own direct expenses. In addition, the Company advises the Staff that its engagement with channel partners is not targeted at specific market segments or

Securities and Exchange Commission
August 2, 2021

designed to reach smaller or mid-market customers, but rather simply to facilitate the Company’s ability to serve a greater share of its addressable market.
Notes to Consolidated Financial Statements
13. Subsequent Events, page F-31
13.Please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your year end. Refer to ASC 855-10-50-2.
The Company advises the Staff that it recognizes stock-based compensation expense on a straight-line basis using an interpolated fair value of common stock based on a determined common stock fair value between valuation reports of its independent, third-party valuation specialist. The Company advises the Staff that its board of directors is reviewing a draft valuation report as of June 30, 2021, and, once such report is approved, the Company will record stock-based compensation expense for the awards disclosed on page F-31 of Draft No. 2, and will revise its disclosure to disclose such amounts.

General
14.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
The Company advises the Staff that neither the Company, nor anyone authorized on behalf of the Company, has provided written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended, to potential investors. To the extent that any written communications may in the future be presented to potential investors, the Company will provide the Staff with copies of any such written communications.
Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7613, or, in my absence, Michael Shaw, at (650) 335-7842.

Sincerely,

FENWICK & WEST LLP

/s/ Ran D. Ben-Tzur
Ran D. Ben-Tzur

Securities and Exchange Commission
August 2, 2021

cc:	Via E-mail

Jon Pexton, UserTesting, Inc. (w/o enclosures)
Mona Sabet, UserTesting, Inc. (w/o enclosures)
Ambyr O’Donnell, UserTesting, Inc. (w/o enclosures)
Einat Meisel, Fenwick & West LLP (w/o enclosures)